SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 3, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Press Release
2002-10-01

SEC declares Telia registration statement effective

Telia today filed a registration statement on Form F-4 with the United States Securities and Exchange Commission (SEC), in connection with its exchange offer for all of the outstanding shares, American depositary shares and certain warrants of Sonera Corporation. The SEC also declared the registration statement effective today allowing Telia to proceed with the launch of the offer in the United States. The prospectus has also been approved by the Stockholm Exchange.

For further information journalists can contact:
Telia’s Press Office, phone +46 8 713 58 30

Forward-Looking Statements
This press release contains forward-looking statements regarding the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements
This document contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor

Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.